

December 2, 2014

Via E-mail
Ms. Julianna S. Ingersoll
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

> **Re: RREEF Property Trust, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 333-180356**

Dear Ms. Ingersoll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Company-defined FFO, page 60

1.   We note that you exclude certain operating expenses that are paid on your behalf by your advisor to calculate company-defined FFO. Please explain your basis for adjusting this non-GAAP measure for these items. For reference see Item 10(e) of Regulation S-K.

Schedule III Real Estate and Accumulated Depreciation, page 88

2.   In future periodic filings where disclosure of Schedule III is required by Rules 5-04 and 12-28 of Regulation S-X eliminate acquired intangible lease assets and related accumulated amortization from such schedule or tell us why you believe such inclusion is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant